EXHIBIT 99.85
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                                  NEWS RELEASE

                          ADVANTAGE ENERGY INCOME FUND
                   COMPLETES $186 MILLION PROPERTY ACQUISITION

                               September 15, 2004

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CALGARY, ALBERTA - Advantage Energy Income Fund ("Advantage" or "the Fund")
(AVN.UN-TSX) announced today the closing of its previously announced acquisition of certain petroleum and natural gas properties and related assets in central Alberta, southern Alberta and southeast Saskatchewan from Anadarko Canada Corporation for total consideration of approximately $186 million (subject to adjustment). The transaction has an effective date of July 1, 2004. The Fund financed the acquisition with a $191 million bought deal financing through a syndicate of underwriters, led by Scotia Capital Inc., which was completed on September 14, 2004.

Under the bought deal financing, Advantage issued 3,500,000 Subscription Receipts (the "Subscription Receipts") at a price of $18.80 per Subscription Receipt for gross proceeds of $65,800,000, $75 million aggregate principal amount of 7.50% extendible convertible unsecured subordinated debentures (the "7.50% Debentures") and $50 million aggregate principal amount of 7.75% extendible convertible unsecured subordinated debentures (the "7.75% Debentures").

With the closing of the acquisition, trading in the Subscription Receipts will be halted, and the Subscription Receipts will remain halted until the close of business today, September 15, at which time they will be delisted. Holders of Subscription Receipts will receive one trust unit of the Fund for each Subscription Receipt held, effective at 5:00 p.m. (Calgary time) today, September 15. Advantage's previously-announced cash distribution of $0.23 per trust unit for September 2004 will be paid on October 15 to unitholders of record at the close of business on September 30, 2004. Holders of Subscription Receipts will be entitled as unitholders to receive that distribution, provided they continue to hold their trust units on the record date. With the closing of the acquisition, Advantage's cash distribution to be paid on November 15, 2004 to unitholders of record on October 29, 2004 will be $0.25 per trust unit, being an increase of 8.7% form its previous distribution level.

As the Subscription Receipts trade in the "book-entry" system and no individual certificates are issued, holders of Subscription Receipts are not required to take any action in order to receive the trust units to which they are entitled.

In addition, with the closing of the acquisition, the maturity dates of the 7.50% Debentures and 7.75% Debentures have been automatically extended from November 1, 2004 in each case to October 1, 2009 and December 1, 2011, respectively. The TSX trading symbols of the 7.50% Debentures and 7.75% Debentures are AVN.DB.D and AVN.DB.C, respectively.

Advantage's trust units and outstanding convertible debentures are listed on the TSX under the symbols "AVN.UN", "AVN.DB", "AVN.DB.A", "AVN.DB.B", respectively. Further information with respect to Advantage can be found at its website at www.advantageincome.com.

The Subscription Receipts, the 7.50% Debentures and the 7.75% Debentures have not been registered under the U.S. Securities Act and were not offered or sold in the United States.

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THIS PRESS RELEASE IS NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information from Advantage contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                               Ph: (416) 945-6636
                            Toll free: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                                Calgary, Alberta
                                     T2P 3Y7
                               Ph: (403) 261-8810
                               Fax: (403) 262-0723
                          Web: www.advantageincome.com
                      E-mail: advantage@advantageincome.com